Exhibit 99.1

Organigram Provides Corporate Update

Achieves #2 Market Share Over the Last Two Months

TORONTO--(BUSINESS WIRE)--October 18, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to provide a corporate update.

Market Share Momentum

Market share continues to be an important indicator of success for licensed producers (“LPs”) in Canada as sell through to consumers is a strong predictor of long-term sustainable revenue. Organigram is pleased to announce that it has moved into the #2 market share position in the last two months driven in large part by the success of its growing pre-roll business.1 Market share strength has also been buoyed with strength in gummies, hash, and flower.

Category Leadership Supported by Recent Product Innovations & Launches

Organigram is pleased to announce that is has achieved a category leadership position in two growing categories: hash and gummies. The Company achieved the #1 market share position in hash globally as of November 2022 driven by innovative product launches on Tremblant, Holy Mountain and SHRED, including yet another first to market innovation, the ultra-convenient and flavourful Rip-Strips. Organigram has also secured the #1 market share position in gummies for the last two months, August and September. This impressive growth is driven by the Company’s continued success in launching new flavours and cannabinoid ratios, including THCV, under its popular SHRED’ems and Monjour gummy brands.

“Organigram is committed to maintaining its focus on being a consumer-centric and disciplined cannabis company. The success we are experiencing in these categories is a testament to our approach to investing, by making strategically sound acquisitions that are complementary to our core flower business, enabling us to capitalize on the new, growing segments in Canadian cannabis and focusing our efforts on winning in that segment,” said Beena Goldenberg, CEO of Organigram.

Exciting New Product Launches

Organigram continues its commitment to bringing high-quality cannabis products to the market that meet the evolving needs of our various consumer segments, from the price-conscious, experienced user, to the more wellness-oriented individual looking to fulfill targeted needs through cannabis.

	Category	Brand	Name	Format	Description
1	Milled Flower	SHRED	All Dressed	7g	An aromatic mix of three best-selling blends: Tropic Thunder, Gnarberry & Funkmaster.
2	Milled Flower	SHRED	Rainbow Oz.	4 x 7g	Four colourful 7g pouches of SHRED's best-selling blends: Tropic Thunder, Gnarberry, Funk Master & Dessert Storm.
3	Pre-Rolls	SHRED	Dartz	10 x 0.4g

Available in SHRED's three best-selling flavour blends: Tropic Thunder, Gnarberry, Funk Master. These tube-style pre-rolls are rolled with 100% organic hemp paper and feature colour-matched packaging and branded filters for each unique blend.

4	Pre-Rolls	Trailblazer	Dank Dreams	1 x 0.5g

True to its name, Dank Dreams Trailblazer pre-rolls hit with an unmistakeable mix of potency, dreaminess, and dankness. This half-gram cone is indica dominant and full of earthy, kush and dank aromas, with a high 22-28% THC range.

5	Infused Pre-Rolls	SHRED X	Blueberry Blaster Heavies	3 x 0.5 g	These 40%+ THC infused pre-rolls deliver an aromatic and smooth blueberry and kush experience thanks to a perfect terp, diamond and distillate infusion.
6	Gummies	SHRED'ems POP!	Orangezilla Float	4 gummy pack	40 mg CBD: 10 mg THC per pack: These sativa gummies are sure to please with an unmistakeable orange pop and vanilla flavour profile.
7	Gummies	Trailblazer	Zen Garden Grapefruit	4 gummy pack	20 mg THCV: 10 mg THC per pack: These sugar-free gummies are perfectly blended with a delicate and uplifting grapefruit flavour.
8	Gummies	Monjour	Quiet Chamomile	50 gummy jar	Each gummy features 25mg of CBD and 5mg of CBN. This large format, high potency, sugar-free gummy pack is a delicious blend of soothing chamomile and peaceful pomegranate.
9	Dried Flower	Holy Mountain	Serial Jealousy	3.5g & 28g	Building off success of "Jealousy" - Leafly's 2022 "strain of the year" - is a unique flower offering with rare seeds from the sought-after grower Tiki Madman. Indica dominant coming in at 23-29% THC.
10	Dried Flower	Holy Mountain	Purple Punch- Out!!	3.5g & 28g

Purple PunchOut oins the legendary Holy Mountain line-up and is packed with sweet grape and berry aromas. These mesmerizing buds are light green, flecked with orange pistils and are made up of dominant terps b-Carophyllene, limonene and humulene coming in at 24-30% THC.

11	Dried Flower	Holy Mountain	Ultra-Jean G	3.5g & 28g

Ultra Jean-G is a sativa-dominant cross between Ultra Sour x Lemon Margy #286. The result is a high-octane bouquet of gassy, lemony and herbal aromas with a pine-finish. When combined these two heavy hitters yield a high THC range of 23-29%.

Product Development Collaboration with BAT

Organigram and BAT continue to work together through their Product Development Collaboration (“PDC”) on new workstreams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today.

Organigram is preparing to deliver new products in these spaces and the immediate launch priority includes gummies which will feature a new nano-emulsion technology, scheduled to begin commercialization in the first half of 2024.

Investment and Collaboration with U.S. Based Phylos Biosciences

Monetizing the investment in Phylos Bioscience continues to be a key focus as Organigram moves towards seed-based production in its Moncton facility. Three seed trials have already been harvested with two more nearing completion. Overall, eight F1 Hybrid cultivars are being tested with the first production scale trial room load scheduled in November 2023 and first full-scale commercial harvest planned for March 2024. Organigram is on track to convert up to 30% of harvests to seed based production by end of 2024 with Phylos investment milestones tracking towards early completion.

Moncton Facility Updates

The Company is pleased to have been designated an Energy Champion by New Brunswick Power as a result of the reduction in its environmental footprint through the conversion of 17,000 LED fixtures. With this change, Organigram’s energy footprint per room was reduced by 30%. The Company also continues to reduce its energy usage through a partnership with NB Power in the New Brunswick Strategic Energy Management Program.

Finally, Organigram commissioned its high-speed pre-roll tube-style machine in June, enabling the Company to enter the growing tube-style pre-roll joint segment with its popular SHRED and Holy Mountain brands. This investment in automated pre-roll technology has helped Organigram secure the #2 position in the category.

Lac Superiéur Facility Update

Construction at Organigram’s Lac Superiéur craft cultivation facility is now complete with the addition of four new grow rooms and an expanded packaging area. With power at the facility, equipment commissioned, and all growing, harvesting, and drying rooms being completed, Organigram is now in a position to begin growing top shelf craft quality, small batch flower out of its signature craft facility. Clones are now onsite, and Organigram expects to see the first harvest out of that facility by early December.

Organigram has also finished the implementation of its new ERP system at Lac Superiéur, which is expected to provide the most up to date, accurate and timely data needed to deliver actionable business insights.

Change in Fiscal Year

As previously disclosed, Organigram has recently changed its fiscal year end to better reflect its operating and financial cycles. Organigram’s new fiscal year began on October 1, 2023, and will end on September 30, 2024. As a result, fiscal year 2023 will have 13 months and reflect the period starting September 1, 2022, and ending September 30, 2023. The Company will announce its full-year fiscal 2023 earnings in December 2023.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

1. Source: Adjusted market model as of Oct 4th, 2023, based on HiFyre, Weedcrawler (QC), Board Data (NS/NB)

Contacts

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca
Organigram

For Media enquiries:
Megan McCrae
Senior Vice President of Marketing and Communications
megan.mccrae@organigram.ca
Organigram